[English Translation of Convocation Notice Originally Issued in the Japanese Language]

【Note】 **This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.**

Please note that the attached financial statements have been prepared in accordance with Japanese law and therefore include only the non-consolidated financial statements of MEDIROM Healthcare Technologies Inc., a holding company. As a result, they differ from the consolidated financial statements under U.S. GAAP. The audited financial statements under U.S. GAAP are scheduled to be disclosed by the end of April. Please refer to any separately disclosed information for further details.

Ticker: MRM

April 18, 2025

MEDIROM Healthcare Technologies Inc.

Tradepia Odaiba 2-3-1 Daiba, Minato-ku,

Tokyo, Japan, 135-0091

Notice of Convocation of the 25th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 25th Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the "Company"). The meeting will be held at the head office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Friday, May 30, 2025 at 9:00 a.m., Japan Standard Time. At the meeting, you will be asked to consider the following proposals: (1) to approve the Company's financial statements; (2) to reduce the Company's registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company's books and records; and (3) to re-elect four directors to serve for the ensuing year as members of the Board of Directors. The accompanying *Details of the 25th Ordinary General Meeting of Shareholders* describe these matters in more detail. We urge you to read this information carefully. The Board of Directors recommends a vote "**FOR**" each of the proposals.

YOUR VOTE IS VERY IMPORTANT. In the event you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying *Reference Documents for General Meeting of Shareholders*, and make sure to mail the completed proxy card in accordance with the instructions included in this notice of convocation.

Details of the 25th Ordinary General Meeting of Shareholders

1. **Date and Time:** Friday, May 30, 2025, at 9:00 a.m., Japan Standard Time
2. **Venue:** Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)
3. **Agenda:**

Matters to be reported:

The Business Report for the 25th fiscal year (from January 1, 2024 to December 31, 2024). The Business Report and the Unaudited Non-Consolidated Financial Statements are attached to this notice of convocation as Annex A.

Matters to be resolved:

Proposal 1: To approve the Company's Non-Consolidated Financial Statements for the 25th fiscal year (from January 1, 2024 to December 31, 2024), which financial statements are based upon our statutory non-consolidated financial results prepared in accordance with Japanese generally accepted accounting principles ("GAAP"), and have not been reviewed or audited by an independent auditor under Japanese generally accepted auditing standards ("GAAS"), U.S. GAAS, or otherwise. As such, these financial results and financial statements may differ in material respects from the audited consolidated financial results and financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the "SEC") and available at www.sec.gov. The discussion of our financial results and unaudited non-consolidated financial statements under Japanese GAAP is presented to our shareholders and holders of American Depository Shares, each representing one (1) common share of the Company (the "ADSs"), solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our annual meeting of shareholders.;

Proposal 2: To reduce the Company's registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company's books and records; and

Proposal 3: To re-elect four (4) directors to serve for the ensuing year as members of the Board of Directors.

Recommendation of the Board

Our Board of Directors unanimously recommends that the shareholders and ADS holders vote "**FOR**" each of the proposals listed above.

* If you attend the meeting in person, please complete the proxy card enclosed herein and submit the completed proxy card at the reception desk at the meeting location on the day of the meeting.

* If you are a holder of the common shares of the Company and you cannot attend the meeting in person, you may vote your common shares by completing, dating and signing the proxy card enclosed herein. To do so, please review the accompanying Reference Documents for General Meeting of Shareholders, and make sure to mail the completed proxy card for the Company to receive NO LATER THAN 6:00 P.M., JAPAN STANDARD TIME, ON THURSDAY, MAY 29, 2025.

* If you are a holder of the ADSs, each representing one (1) common share of the Company, you may instruct Bank of New York Mellon, as the depositary for the ADSs, as to how to vote the number of deposited common shares your ADSs represent. The accompanying Reference Documents for General Meeting of Shareholders describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary as to how to vote. For voting instructions to be valid, they must reach the depositary by the date and time set by the depositary (which shall be NO LATER THAN 12 P.M., EASTERN STANDARD TIME, ON THURSDAY, MAY 22, 2025). The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our Articles of Incorporation or similar documents, to vote or to have its agents vote the common shares as instructed by you.

* The depositary will not exercise any discretion in voting the deposited common shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of common shares of certain ADS holders.

Reference Documents for General Meeting of Shareholders

Proposal 1: To approve the Company's Financial Statements for the 25th Fiscal Year

I. Reason for Proposal and Details

This proposal requests your approval of the financial statements for the Company's 25th fiscal year, in accordance with Article 438, Paragraph 2 of the Companies Act of Japan (the "Companies Act"). Previously, pursuant to Article 439 of the Companies Act, we simply reported the financial statements that had been approved by the Board of Directors, and no approval was required at the General Meeting of Shareholders. However, starting from the 25th fiscal year, the Company no longer enegages an accounting auditor to audit its financial statements prepared in accordance with Japanese GAAP, and therefore the approval of the financial statements by the General Meeting of Shareholders has become necessary under the Companies Act. The contents of the balance sheet, income statement, statement of changes in shareholders' equity, and the individual notes are as described in the attached documents.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Proposal 2: To reduce the Company's registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company's books and records.

I. Reasons for Reduction and Details

In order to optimize our capital structure, we will reduce our stated paid-in capital pursuant to Article 447, Paragraph 1 of the Companies Act. Our aim is to establish a more flexible and robust management structure by addressing the costs and various regulatory requirements that may arise when registered paid-in capital exceeds a certain threshold.

1. Description of reduction of registered paid-in capital

    (1) Amount of registered paid-in capital to be reduced

    The total registered paid-in capital, which is JPY365,019,146 to date, will be reduced by JPY345,019,146 to JPY20,000,000 as ending balance.

    (2) Method of capital reduction

    Entire amount of reduced registered paid-in capital and additional capital reserve will be reclassified as other capital surplus in Company's books and records.

    (3) Scheduled effective date

    July 31, 2025

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Proposal 3: To elect four (4) directors to serve for the ensuing year as members of the Board of Directors

I. Details of Proposal

The terms of office of all four (4) members of the Company's Board of Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to re-elect four (4) directors, including two (2) outside directors. The nominees for director are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held (as of December 31, 2024)
Kouji Eguchi (July 27, 1973)	March 1996: Bachelor of Oceanography, Department of Marine Resources, Tokai University April 1996: Curtis Holdings, Inc. December 1999: Senior Managing Director, PriceDown.com, Inc. (Curtis Holdings's subsidiary) July 2000: Founder and Representative Director, MEDIROM Healthcare Technologies Inc. (current) June 2010: Director, the Japan Relaxation Industry Association (current) May 2021: Representative Director, SAWAN CO., LTD. (current) July 2023: Representative Director, MEDIROM MOTHER Labs Inc. (current) June 2024: Representative Director, MEDIROM Rehab Solutions Inc. (current) January 2025: Representative Director, MEDIROM Wellness Co. (current) ***Significant Concurrent Positions*** Representative Director, MEDIROM Wellness Co. Representative Director, SAWAN CO. LTD. Representative Director, MEDIROM MOTHER Labs Inc. Representative Director, MEDIROM Rehab Solutions Inc. Director, the Japan Relaxation Industry Association	1,932,503 Common Shares 1 Class A Share
Fumitoshi Fujiwara (December 28, 1965）	March 1989: Bachelor in Law, Meiji Gakuin University April 1989: Shuwa Corporations April 1993: Koei Tecmo Holdings Co., Ltd. December 1998: CFO, Executive Officer Management Division June 2000: Director and CFO, Spiralstar Japan, Inc. June 2002: CEO, AC Capital Inc. November 2009: Founder & CEO, Eaglestone Capital Management (current) March 2017: Director and CFO, MEDIROM Healthcare Technologies Inc. (current) April 2023: Representative Member, Linden Capital Partners LLC (current) July 2023: Representative Director, MEDIROM Shared Services Inc. (current) March 2024: Corporate Auditor, MEDIROM MOTHER Labs Inc. (current) Seeptember 2024: Outside Director, SBC Medical Holdings Group Inc. (current) ***Significant Concurrent Positions*** Representative Director, Eaglestone Capital Management Representative Member, Linden Capital Partners LLC Representative Director, MEDIROM Shared Services Inc. Corporate Auditor, MEDIROM MOTHER Labs Inc. Outside Director, SBC Medical Holdings Group Inc.	40,000 Common Shares
Tomoya Ogawa (November 9, 1976)	September 1999: Bachelor of Economics, Tokyo University September 2001: Monitor Group Tokyo Branch April 2004: Master in Law, Hitotsubashi University	28,500 Common Shares

4

Outside Director	April 2006: Legal Training Institute September 2007: Abe, Ikubo & Katayama Law Office December 2010: DeNA Inc. March 2014: Outside Director, MEDIROM Healthcare Technologies Inc. (current) December 2014: Director, Akatsuki Corporation December 2020: Founder & Representative Director, Kreation Inc. (current) ***Significant Concurrent Positions*** Representative Director, Kreation Inc. ***Reason for Election*** Mr. Tomoya Ogawa has abundant experience as a lawyer, expertise in a broad area of law and a track record as CFO and director of a listed company, and we believe Mr. Ogawa can provide advice, direction and supervision to our management in a proper manner. For this reason, we consider Mr. Ogawa to be an excellent fit for an outside director position with the Company and believe he will be able to perform his duties as an outside director.	
Akira Nojima (May 23, 1964) Outside Director	March 1988: Bachelor in Law, Meiji Gakuin University April 1988: Recruit Holdings Co., Ltd. April 2013: Visiting Professor, May Ushiyama Academy's Hollywood Graduate School (current) January 2015: Director and CEO, No Track Inc. (current) January 2015: Advisor, Japan Beauty Coordinator Association (current) April 2016: Director, Japan Academy of Beauty Business (current) January 2018: Vice President, Japan Cosmetic Licensing Association (current) January 2020: Advisor, Customer Loyalty Association (current) March 2020: Director, MEDIROM Healthcare Technologies Inc. (current) April 2021: Visiting Professor, Professional University of Information and Management for Innovation (current) April 2021: Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. (current) July 2022: Member of Audit Committee, Beauty Garage Inc. (current) September 2022: Outside Director, Atelier M H Co., Ltd. (current) February 2023: Outside Director, Kabushiki Kaisha soeasy (current) July 2024: Outside Director, ZACC Kabushiki Kaisha (current) January 2025: Outside Director, Jet Set Co. Ltd. (current) ***Significant Concurrent Positions*** Visiting Professor, May Ushiyama Academy's Hollywood Graduate School Director and CEO, No Track Inc. Visiting Professor, Professional University of Information and Management for Innovation Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. Member of Audit Committee, Beauty Garage Inc. Outside Director, Atelier M H Co., Ltd. Outside Director, Kabushiki Kaisha soeasy Outside Director, ZACC Kabushiki Kaisha Outside Director, Jet Set Co. Ltd. ***Reason for Election***	1,200 Common Shares

| | Mr. Akira Nojima has broad experience and expertise in management and serving on boards of directors for various organizations in Japan and has an especially high level of knowledge in the field of healthcare. We believe that Mr. Nojima can provide advice, direction and supervision to our management in a proper manner. For this reason, we consider him to be an excellent fit for an outside director position with the Company and believe he will be able to perform his duties as an outside director. | |

Note 1: There is no conflict of interest between each director nominee and the Company.

Note 2: The Company has obtained the consent of each director nominee to assume the office, subject to the approval of this proposal.

Note 3: The Company has purchased a limited liability insurance policy for the directors and officers as stipulated under Article 430-3, Paragraph 1 of the Companies Act, which provides that the insured shall be liable for damages and litigation expenses incurred by the insured in connection with the performance of his/her duties under the law. All premiums are paid by the Company. If the director nominee is elected as a director, he/she will be included as an insured under the policy and the policy will be renewed with the same coverage during his/her term of office.

Note 4: At present, Mr. Tomoya Ogawa and Mr. Akira Nojima are outside directors of the Company and the length of time they have served in such position is cumulatively 11 years and 5 years as of the end of this meeting, respectively.

Note 5: The number of common shares of the Company held by Mr. Kouji Eguchi includes shares that he indirectly holds, such as ADSs.

II. Board Recommendation

Our Board of Directors unanimously recommends that you vote "**FOR**" this proposal.

Forward-Looking Statements in this Notice of Convocation

Certain statements in this notice of convocation (including its attachments) are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company's possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as "may," "will," "should," "design," "target," "aim," "hope," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal," or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company's future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company's current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company's operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this notice of convocation include:

- the Company's ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
- the Company's ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;

- changes in Japanese and global economic conditions and financial markets, including their effects on the Company's expansion in Japan and certain overseas markets;

- the Company's ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

- the fluctuation of foreign exchange rates, which affects the Company's expenses and liabilities payable in foreign currencies;

- the Company's ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;

- changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company's relaxation salon base is geographically concentrated;

- the Company's ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

- the financial performance of the Company's franchisees and the Company's limited control with respect to their operations;

- the Company's ability to raise additional capital on acceptable terms or at all;

- the Company's level of indebtedness and potential restrictions on the Company under the Company's debt instruments;

- changes in consumer preferences and the Company's competitive environment;

- the Company's ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and

- the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company's business, reputation, results of operations, financial condition, and stock price is included in the Company's filings with the SEC, including in the "Risk Factors" and "Operating and Financial Review and Prospects" sections of the Company's most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

[English Translation of Business Report Originally Issued in the Japanese Language]

【Note】 **This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.**

Fiscal Year 2024 Business Report

(From January 1 to December 31, 2024)

Forward-Looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 (the "Act") protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. See "Forward-Looking Statements in this Notice of Convocation" in the notice of convocation to which this business report is attached.

1. Current status of MEDIROM Healthcare Technologies Inc. (the "Company", "we", "us" and "our")

   (1) Business Progress and Activities

   During our 25th fiscal year (from January 1, 2024 to December 31, 2024), the Japanese economy showed a moderate recovery trend, supported by increasing inbound tourism demand and rising wages. However, factors such as global inflation have continued to create uncertainty for both domestic and international economies and markets.

   Under these circumstances, after becoming a holding company effective in July 2023, we worked to develop royalty income from trademarks owned by the Company and used by each business segment of our group, as well as revenues from the operation of salons outsourced by the owners of relaxation salons that were sold by our group. In addition, we acquired rehabilitation centers through one of our subsidiaries, expanding into the rehabilitation industry.

   With respect to the relaxation salon operation segment, primarily through one of our subsidiaries, we worked to improve earnings by appropriately allocating personnel in response to busy and off-peak periods at salons, refining hiring standards in line with intensifying competition for talent in the job market, shortening the lead time before newly hired staff are deployed to salons through improvements in our training and education programs, strengthening recruitment of contract-based therapists, and focusing on customer attraction campaigns as well as sales of salons to investors. In terms of new salon openings, we continued working to close certain existing salons and open new salons with caution, resulting in a total of 308 salons in the group as of December 31, 2024. Additionally, sales of salons to investors also grew steadily, with Wing Inc. (currently, MEDIROM Wellness Co.), SAWAN CO. LTD., ZACC Kabushiki Kaisha, and MEDIROM Rehab Solutions Inc., selling 55, 1, 1, and 2 salons (including resales and brokering sales between investors), respectively, during the fiscal year. It should be noted that in the consigned salon sales we provide to our subsidiaries, we revised the fee calculation standards for salon sales from the perspective of the group's overall profit and loss management. This revision was prompted by an increase in resales of already-sold stores, as well as the shift of direct-operated salons at Wing Inc. (currently, MEDIROM Wellness Co.) away from salons that had been assumed at book value through the company split carried out in July 2021, toward stores opened after the company split.

With respect to the healthtech segment (which mainly consists of the following operations: government-sponsored specific health guidance program and our MOTHER Bracelet® business), we promoted our health guidance program utilizing our internally-developed on-demand health monitoring smartphone application, Lav®, and steadily expanded our client base, which mainly consists of health insurance providers, and as of December 31, 2024, we had entered into contracts with 97 health insurance providers, supporting profitability in the specific health guidance program during fiscal year 2024. In addition, through primarily targeting nursery facilities, we actively promoted MOTHER Bracelet®, the world's self-charging smart tracker; "REMONY", a remote monitoring and centralized management system that uses MOTHER Bracelet®; and "Gateway", a communication device that mediates data communication between that system and the bracelets.

Financial Results Under Japanese GAAP

Note: The following discussion is based upon our statutory non-consolidated financial results prepared in accordance with Japanese generally accepted accounting principles ("GAAP") which have not been reviewed or audited by an independent auditor. As such, these results may differ in material respects from the financial results and audited consolidated financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the "SEC") and available at www.sec.gov. U.S. GAAP results for the year ended December 31, 2024 remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the Company's independent auditor in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Furthermore, in addition to reflecting the consolidation of entities that is not reflected in these non-consolidated Japanese GAAP financial results, these U.S. GAAP financial statements and results may differ from our Japanese GAAP results due to the completion of the Company's financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process under the standards of the PCAOB. Accordingly, you should not place undue reliance on this information. See "Important Notice Regarding Japanese GAAP Financial Information" below.

The discussion of financial results below is presented to our shareholders and holders of our American Depositary Shares ("ADSs") solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our 25th Ordinary General Meeting of Shareholders. For your convenience, information presented in Japanese yen has been translated into U.S. dollars based upon the conversion rate of $1.00 = JPY 157.37, as reported by the Federal Reserve Bank on December 31, 2024.

For the year ended December 31, 2024, the Company recorded (i) net revenues of 778,035 thousand yen (US$4,943 thousand), while the Company recorded net revenue of 1,901,620 thousand yen (US$12,083 thousand) for the year ended December 31, 2023, (ii) operating income of 116,563 thousand yen (US$740 thousand), while the Company recorded operating income of 778,877 thousand yen (US$4,949 thousand) for the year ended December 31, 2023, and (iii) ordinary income of 115,610 thousand yen (US$734 thousand), while the Company recorded ordinary income of 797,274 thousand yen (US$5,066 thousand) for the year ended December 31, 2023, on a non-consolidated basis, under Japanese GAAP. These standalone figures reflect the impact, among other factors, of optimizing our commissioned fees charged to our subsidiaries, following the revision of the store sales fee calculation standards to better manage the group's overall profit and loss.

Our audited consolidated financial statements for the year ended December 31, 2024 prepared in accordance with U.S. GAAP will be reported at a later date and included in our Annual Report on Form 20-F to be filed with the SEC. We intend to file the Form 20-F no later than the end of April 2025.

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the year ended December 31, 2024 presented in this business report and the accompanying Japanese GAAP financial statements are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under Japanese generally accepted auditing standards ("GAAS"), the standards of the PCAOB or U.S. GAAS, and do not present all information necessary for an understanding of the Company's results of operations for the year ended December 31, 2024. Our U.S. GAAP results for the year ended December 31, 2024 remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the Company's independent auditor in accordance with the standards of the PCAOB, and may differ from the Japanese GAAP results for this period due to the completion of the Company's financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process.

The Company expects that its audited consolidated U.S. GAAP results for the year ended December 31, 2024, in addition to reflecting the consolidation of entities that is not reflected in the non-consolidated Japanese GAAP financial results, may differ from the Japanese GAAP results contained in this business report and the accompanying Japanese GAAP financial statements in the following line items, among others: (1) increase/decrease in amortization expenses recognized from the difference in the accounting treatment of salon purchases; (2) recognition of impairment losses on our long-lived salon assets, goodwill and other intangible assets; (3) increase/decrease in allowance or provisional expenses; and (4) the accounting treatment of the Company's sales of shares of one of its subsidiaries.

The Japanese GAAP financial results included in this business report have been prepared by and are the responsibility of the Company's management. In addition, the Japanese GAAP financial results have not been reviewed or audited by an independent auditor and therefore do not reflect any potential changes that may have resulted had such financial results been audited under Japanese GAAS. The Company's independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in this business report or the accompanying Japanese GAAP financial statements under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company's independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended December 31, 2024 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the SEC, and such financial information for 2024 contained in the Annual Report, including the Company's audited financial statements prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in this business report and the accompanying Japanese GAAP financial statements. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company's audited annual financial statements prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

(2) Capital Investment

There are no matters to be stated.

(3) Status of the Business Transfer, Absorption-type Demerger or Incorporation-type Demerger

There are no matters to be stated.

(4) Acquisition of Business from Other Companies

On October 1, 2024, MEDIROM Rehab Solutions Inc. acquired the rehabilitation center operation business from Y's, Inc.

(5) Financing Activities

On December 11, 2024, we closed a follow-on public offering through NASDAQ, raising approximately US$5 million. In connection with this public offering, with regard to the convertible-type corporate bonds with stock acquisition rights in the amount of JPY 500 million issued in December 2022 to Kufu Company Inc., Kufu Company Inc. agreed to waive its right to demand early redemption of such convertible bonds, and we agreed to change the exercise deadline for the stock acquisition rights and the maturity date for the corporate bonds to December 30, 2025 and December 31, 2025, respectively.

In addition, on October 25, 2024, we issued convertible-type corporate bonds with stock acquisition rights in the amount of JPY300 million to Triple One Investment Partnership.

Furthermore, we obtained an additional credit facility of JPY100 million, resulting in a working capital loan of JPY300 million in total from MUFG Bank.

(6) Challenges to be Addressed

While we continue to face a challenging business environment due to rapid exchange rate fluctuations, rising raw material prices, and rising wages, we are working to build a robust internal structure that can withstand these conditions and aim to secure stable earnings.

In respect of the relaxation salon segment, the Company took steps to improve profitability by appropriately allocating personnel in response to busy and off-peak periods at salons, refining hiring standards in line with intensifying competition for talent in the job market, shortening the lead time before newly hired staff are deployed to salons through improvements in our training and education programs, strengthening recruitment of contract-based therapists, increasing our customer repeat ratio, and increasing the use of our in-house-developed payment method. We will continue to strive to improve customer satisfaction and increase sales, improve the efficiency of directly managed and franchised salon operations, and expand salon sales to investors.

In connection with the healthtech segment, we previously launched "REMONY", a remote monitoring and centralized management system using MOTHER Bracelet®, and "Gateway", a communication device that mediates data communication between that system and the bracelets. We will continue to strive to market and promote these products and increase sales volume, and at the same time to improve production efficiency in response to parts procurement challenges.

Additionally, our Company views acquiring business opportunities through M&A as a strategic priority for achieving sustainable growth and maximizing corporate value. Moving forward, we intend to continue to strengthen our organizational structure, enhance risk management, expedite and optimize the integration process of acquired businesses, and proactively implement measures to ensure these initiatives contribute reliably to our performance.

(7) Changes in Assets and Profit/Loss (Non-consolidated, Under Japanese GAAP)
(Unit: thousand yen other than per share or ratio information, and convenience translation for fiscal 2024)

	December 31, 2021 (Audited)	December 31, 2022 (Audited)	December 31, 2023 (Audited)	December 31, 2024 (Unaudited)	December 31, 2024 Convenience translation in $ '000 other than per share and ratio information

Revenue	1,852,932	1,162,454	1,901,620	778,035	4,943
Ordinary income	△ 121,183	90,053	797,274	115,610	734
Net income	△ 139,539	83,550	464,728	92,626	588
Net income attributable to each common share	△28.61 yen	17.11 yen	93.41 yen	18.11 yen	US$0.11
Total assets	2,353,098	4,134,464	3,948,790	6,589,649	41,873
Net assets	△ 30,560	52,845	497,916	1,277,149	8,115
Net assets per common share	△7.62 yen	9.49 yen	100.64 yen	161.24 yen	US$1.02
Capital adequacy ratio	△1.29%	1.27%	12.60%	19.38%	19.38%

(Note 1) For the convenience of the reader, the December 31, 2024 figures are translated into U.S. dollars based upon the conversion rate of $1.00 = JPY157.37, as reported by the Federal Reserve Bank on December 31, 2024.

(8) Status of Important Subsidiaries, etc.

① Important parent companies

There are no matters to be stated.

② Important subsidiaries (As of December 31, 2024)

Name	Paid-in Capital	Ratio of our voting right	Major Businesses
MEDIROM Wellness Co.	1 million yen	100%	Relaxation industry Salon staff education/school
Medirom Shared Services Inc.	1 million yen	100%	Outsourcing management Salon development Administrative function
SAWAN CO. LTD.	0.5 million yen	100%	Relaxation industry
ZACC Kabushiki Kaisha	10 million yen	100%	Hair salon industry
MEDIROM MOTHER Labs Inc.	10 million yen	93.73%	Healthtech industry
MEDIROM Rehab Solutions Inc.	1 million yen	100%	Operation of rehabilitation centers

Note: On January 1, 2025, an absorption-type merger was conducted with Wing Inc. as the surviving company and Medirom Human Resources Inc. as the extinguished company, along with an absorption-type company split in which Wing Inc. was the succeeding company and JOYHANDS WELLNESS Inc. was the splitting company, transferring JOYHANDS WELLNESS Inc.'s relaxation salon operation business to Wing Inc. On the same date, Wing Inc. changed its company name to MEDIROM Wellness Co. The chart above lists our subsidiaries after giving effect to these transactions.

③ Significant affiliated companies

There are no matters to be stated.

(9) Main business activities (as of December 31, 2024)

Business Segments	Business Description
Salon operations	Directly-operated relaxation salon operations and management outsourcing business
Franchise operations	Support for operation of relaxation salons under franchise agreements
Salon staff education and school business	Educational business for therapists conducting treatments at relaxation salons

Healthtech business	Health guidance program utilizing smartphone application
	Sales and planning of "MOTHER Bracelet®"; development of "REMONY", a remote monitoring and centralized management system using "MOTHER Bracelet®"; and sales and installation of "Gateway", a communication device that mediates data communication between that system and the bracelets.
Hair salon business	Operation of hair salon ZACC
Rehabilitation center operation business	Operation of rehabilitation centers

(10) Main sales offices (as of December 31, 2024)

Head Office and Re.Ra.Ku® College located at 3-1, Daiba 2-chome, Minato-ku, Tokyo, 16th Floor Tradepia Odaiba

Nagoya Office and Re.Ra.Ku® College located at 2-10-22 Meieki Minami, Nakamura-ku, Nagoya-shi, Aichi

(11) Employees (as of December 31, 2024)

Number of employees	Increase/decrease from the previous year end
0	No changes

(Note) The Company is a holding company which does not have any employees.

(12) Major Lenders (Financial Institutions) (as of December 31, 2024)

Lenders	Balance of Borrowings (Thousand yen)
MUFG Bank	291,667
Higashi-Nippon Bank	202,794
Japan Finance Corporation	123,440
Shoko Chukin Bank	90,340
Jonan Shinkin Bank	1,256

(13) Other Significant Matters Concerning the Company's Status

There are no matters to be stated.

2. Matters Concerning the Status of Our Common Shares (As of December 31, 2024)

① Total Number of Shares Authorized to be Issued
Common shares — 19,899,999 Shares
Class A shares — 1 Share

② Total Number of Issued Shares
Common shares — 7,994,450 Shares
Class A shares — 1 Share

(NOTE)The total number of issued shares includes 92,500 shares of treasury stock.

③ Number of Shareholders
Common shares — 27 (excluding treasury stock)
Class A shares — 1

④ Major Shareholders

Name of Shareholders	Number of shares held			Voting rights ratio
	Number of common shares held	Number of Class A shares held	Total number of Holdings	

The Bank of New York Mellon	5,587,860		5,587,860	70.71%
Kouji Eguchi	1,884,960	1	1,884,961	23.85%
Daihachiro Kawaguchi	200,000		200,000	2.53%
Takeo Inoue	47,100		47,100	0.60%
Fumitoshi Fujiwara	40,000		40,000	0.51%
Tomoya Ogawa	28,500		28,500	0.36%
COZY LLC	25,000		25,000	0.32%
Kazuyoshi Takahashi	12,500		12,500	0.16%
Norito Kawada	10,000		10,000	0.13%
Hirano Works Co., Ltd.	10,000		10,000	0.13%
Yohei Umezaki	10,000		10,000	0.13%

(Note 1) Although we own 92,500 shares of treasury stock, such holdings are excluded from the above list of major shareholders.

(Note 2) The ratio of voting rights is calculated by deducting the number of treasury shares from the total number of common shares and excludes the Class A share.

(Note 3) The Bank of New York Mellon serves as depositary for the ADSs.

(Note 4) Mr. Kouji Eguchi, the CEO of our Company, is the sole beneficial owner of COZY LLC. In addition to the shares of our Company described above, COZY LLC holds 22,543 American Depositary Shares (ADS), each representing one common share per ADS.

3. Matters concerning the status of stock acquisition rights, etc. (Stock acquisition rights issued and outstanding as of December 31, 2024)

(1) Status of stock acquisition rights ("SARs") granted to and held by Directors and Corporate Auditors (without payment, but in consideration of their engagement) as of the end of this fiscal year

Type of holders	Series of SAR (Exercise price)	Exercise period	Number of SAR Units	Number and type of shares subject to SAR	Number of holders
Directors (internal)	-		-		-
Outside directors	5th Series (400 yen per share)	From December 22, 2017 to December 21, 2025	25	12,500 common shares	1
Corporate auditors	-	-		-	-

(2) Stock acquisition rights granted to Company employees, etc. during this fiscal year

There are no matters to be stated.

(3) Other material items to be stated concerning stock acquisition rights

(i) Status of other stock acquisition rights granted to and held by Directors and Corporate Auditors as of the end of this fiscal year

The 8th Series of Stock Acquisition Rights (SARs)

Date of Resolution	October 2, 2020
Number of Holders	1 director (internal)
Number of SAR Units	150,000 units
Type of Shares Subject to SAR	Common Shares
Number of Shares Subject to SAR	150,000 shares
Issue Price	0.23 yen
Exercise Price	2,000 yen per share
Exercise Period	From October 1, 2021 to September 30, 2026

(ii) 1st Unsecured Convertible-Type Corporate Bonds with SARs

The Board of Directors held a meeting on December 9, 2022 and passed a resolution to issue the

Company's 1st Unsecured Convertible-Type Corporate Bonds with stock acquisition rights. Payment for the bonds was completed on December 28, 2022. A summary of the bonds is as follows:

Name of Bonds	1st Unsecured Convertible-Type Corporate Bonds with SARs
Balance of Bonds	500 million yen
Number of SAR Units	40 units
Type of Shares Subject to SAR	Common Shares
Exercise Period	From December 28, 2022 to December 27, 2027 (amended to December 30, 2025; see Note below) * During six months after December 28, 2022, the holder is allowed to exercise options only if any of the matters listed in Item (3) in "Method of Redemption and Due Date" or "Special Clause for Acceleration" is triggered.
Exercise Price	755 yen

Note: On November 1, 2024, the Company made an agreement with the bond holder to amend the bonds such that the exercise period shall end on December 30, 2025.

(iii) 2nd Unsecured Convertible-Type Corporate Bonds with SARs

The Board of Directors held a meeting on October 7, 2024 and passed a resolution to issue the Company's 2nd Unsecured Convertible-Type Corporate Bonds with stock acquisition rights. Payment for the bonds was completed on October 11, 2024. A summary of the bonds is as follows:

Name of Bonds	2nd Unsecured Convertible-Type Corporate Bonds with SARs
Balance of Bonds	300 million yen
Number of SAR Units	3 units
Type of Shares Subject to SAR	Common Shares
Exercise Period	From October 25, 2024 to October 29, 2027
Exercise Price	957 yen

4．Matters concerning Directors and Corporate Auditors

(1) Status of Directors and Corporate Auditors (As of December 31, 2024)

Title	Name	Position	Concurrent positions
CEO	Kouji Eguchi	CEO	Representative Director, MEDIROM Wellness Co. (Note) Representative Director, SAWAN CO. LTD. Representative Director, MEDIROM MOTHER Labs Inc.

			Representative Director, MEDIROM Rehab Solutions Inc.
			Director, the Japan Relaxation Industry Association
CFO	Fumitoshi Fujiwara	CFO	Representative Director, Eaglestone Capital Management
			Representative Member, Linden Capital Partners LLC
			Representative Director, Medirom Shared Services Inc.
			Corporate Auditor, MEDIROM MOTHER Labs Inc.
			Outside Director, SBC Medical Holdings Group Inc.
Director	Tomoya Ogawa	Outside Director	Representative Director, Kreation Inc.
Director	Akira Nojima	Outside Director	Visiting Professor, May Ushiyama Academy's Hollywood Graduate School
			Director and CEO, No Track Inc.
			Visiting Professor, Professional University of Information and Management for Innovation
			Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc.
			Member of Audit Committee, Beauty Garage Inc.
			Outside Director, Atelier M H Co., Ltd.
			Outside Director, Kabushiki Kaisha soeasy
			Outside Director, ZACC Kabushiki Kaisha
			Outside Director, Jet Set Co., Ltd. (Note)
Full-time Corporate Auditor	Toshiaki Komatsu	Outside Corporate Auditor	Chairman of the Board of Directors, Photocreate Taiwan Corp.
Corporate Auditor	Osamu Sato	Outside Corporate Auditor	Professor, School of Business Administration, Aoyama Gakuin University
Corporate Auditor	Tsukasa Karyu	Outside Corporate Auditor	Director, Karyu Tsukasa Tax Advisor Office
			Outside Corporate Auditor, Five Ring Kabushiki Kaisha

Note: Assumed on January 1, 2025.

(2) Summary of Directors & Officers insurance

The Company has entered into an insurance agreement with an insurance company covering liabilities of directors and officers provided for by Paragraph 1 of Article 430-3 of the Companies Act. The Company expects the agreement to be renewed with the same terms.

(i) Scope of the insured

Directors and Corporate Auditors of the Company (Note: The insurance premium is not paid by the insured.)

(ii) Summary of terms of the agreement

Liabilities for which the insured is legally responsible and litigation expenses arising out of the insured's acts (including failure to act) in connection with the insured's position will be covered.

(iii) Measures taken to ensure the insured persons perform their duties appropriately

By setting a limitation on the coverage amount, we ensure the insured persons perform their duties appropriately.

(3) Remuneration of Directors and Corporate Auditors during this fiscal year

Role	Total remuneration (in thousands)	Amount by type of remuneration (in thousands)		Number of persons
		Basic	Performance-based payment and payment in-kind	
Directors (Outside directors included)	JPY 53,198 (JPY 4,200)	JPY 53,198 (JPY 4,200)	- (-)	4 (2)
Corporate Auditors (Outside auditors included)	JPY 5,700 (JPY 5,700)	JPY 5,700 (JPY 5,700)	- (-)	3 (3)

(Note 1) The Company was authorized to pay remuneration to Directors up to 200 million yen annually in total at the Annual General Meeting of Shareholders held on December 21, 2016. The number of Directors was four (4) at the time of the authorization.

(Note 2) The Company was authorized to pay remuneration to Corporate Auditors up to 50 million yen annually in total at the Annual General Meeting of Shareholders held on December 21, 2016. The number of Corporate Auditors was three (3) at the time of the authorization.

(Note 3) The Board of Directors authorized Kouji Eguchi, CEO of the Company, to make decisions on the amount of base renumeration for each Director. The reason for such authorization is that the Board of Directors considers the CEO suitable for evaluating the performance of each Director and the Company.

(4) Matters regarding Outside Directors and Corporate Auditors

① Relationship between the Company and significant entities in which an outside director or corporate auditor has a concurrent business position

Role	Name	Concurrent business position and description of position	Relationship with the Company
Outside Director	Tomoya Ogawa	Representative Director, Kreation Inc.	The Company has no material relationship with such concurrent business.
Outside Director	Akira Nojima	Visiting Professor, May Ushiyama Academy's Hollywood Graduate School Director and CEO, No Track Inc. Visiting Professor, Professional University of Information and Management for Innovation	The Company has no material relationship with such concurrent businesses.

11

		Outside Corporate Auditor, GO TODAY SHAiRE SALON Inc. Member of Audit Committee, Beauty Garage Inc. Outside Director, Atelier M H Co., Ltd. Outside Director, Kabushiki Kaisha soeasy Outside Director, ZACC Kabushiki Kaisha Outside Director, Jet Set Co., Ltd.	
Outside Corporate Auditor	Toshiaki Komatsu	Chairman of the Board of Directors, Photocreate Taiwan Corp.	The Company has no material relationship with such concurrent business.
Outside Corporate Auditor	Osamu Sato	Professor, Aoyama Gakuin University	The Company has no material relationship with such concurrent business.
Outside Corporate Auditor	Tsukasa Karyu	Principal, Karyu Tax Accountant Office Outside Corporate Auditor, Five Ring Inc.	The Company has no material relationship with such concurrent businesses.

② Primary activities in the Company

Role	Name	Primary activities
Outside Director	Tomoya Ogawa	Attended 15 of 15 meetings of the Board of Directors held during the fiscal year 2024 (100%), and offered advice from a professional perspective as a lawyer and corporate manager when necessary.
Outside Director	Akira Nojima	Attended 14 of 15 meetings of the Board of Directors held during the fiscal year 2024 (93%), and offered advice from a professional perspective as a corporate manager when necessary.
Outside Corporate Auditor	Toshiaki Komatsu	Attended 15 of 15 meetings of the Board of Directors (100%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from a professional perspective as a corporate manager when necessary.
Outside Corporate Auditor	Osamu Sato	Attended 14 of 15 meetings of the Board of Directors (93%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from his perspective as a management scientist as necessary.
Outside Corporate Auditor	Tsukasa Karyu	Attended 13 of 15 meetings of the Board of Directors (87%) and 12 of 12 meetings of the Board of Corporate Auditors (100%) held during the relevant fiscal year, and made comments from his perspective as a certified tax expert when necessary.

5．Matters concerning the status of the accounting auditor for statutory Japanese financial statements

Until the date of the 24th Ordinary General Meeting of Shareholders, Crea Audit Corporation was appointed as our Japanese accounting auditor. However, upon the conclusion of that meeting, we amended our Articles of Incorporation to remove the requirement that we retain a Japanese accounting auditor and terminated our relationship with Crea Audit Corporation.

The Company prepares consolidated financial statements in accordance with U.S. GAAP to meet the SEC and Nasdaq listing requirements in connection with the listing of our ADSs, each representing one of our common shares, on the NASDAQ Capital Market in the United States and to comply with U.S. securities laws. Such financial statements submitted to the SEC and NASDAQ are audited by GuzmanGray. Therefore, the Company's consolidated financial statements prepared in accordance with U.S. GAAP, including those of its subsidiaries, are audited.

6．Company Structure and Policies

(1) System to ensure the appropriateness of operations

The basic policy regarding the system to ensure the Company's operations, or systems of internal controls, is as follows.

① A system to ensure that the execution of duties by the directors and employees of the Company complies with laws and regulations and the Articles of Incorporation (compliance system)

In the event of any of the following circumstances, the Company's directors, etc. (meaning directors, executive officers, or any other officers, the same shall apply hereinafter) shall determine the basic policy of compliance in the Company, establish an organization and regulations to make it effective, and promote it by incorporating it into each activity within the Company. At the same time, the Company shall provide education on compliance, clarify the procedures for responding to compliance violations, and make these procedures known to each subsidiary of the Company. For these systems' establishment and operation, the Company's internal audit department shall conduct internal audits. The internal audit department of each subsidiary of the Company shall request reports on the content of audits conducted and provide advice as necessary. In addition, the Company shall establish a reporting system for internal control to ensure the reliability of financial reporting and operate and evaluate the system effectively and efficiently.

② System for the storage and management of information related to the execution of duties by directors of the Company (information storage and management system)

The Company's Directors shall prepare and preserve documents (including electromagnetic records) that record information related to the execution of their duties. The Company's directors shall prepare and store documents (including electromagnetic records) that record information related to the performance of their duties and maintain them where can be viewed as necessary. Information management shall be conducted pursuant to the "Basic Policy on Information Security" and the "Personal Information Protection Policy".

③ Rules and other systems for managing the risk of loss in the Company (Risk Management System)

The Company's directors shall determine the basic policy of risk management for the Company, establish an organization, regulations, bylaws, internal rules, guidelines and manuals to make this policy effective, and promote it by incorporating it into the activities of each subsidiary of the Company. At the same time, the Company shall provide education on risk management, clarify the procedures for disclosing risks and responding to crises, and make these procedures known to each subsidiary of the Company. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall monitor these systems' establishment and operation. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall conduct internal audits of each subsidiary of the Company concerning these systems' establishment and operation.

④ A system to ensure the efficient execution of duties by the directors, etc. of the Company (Efficient Duty Execution System).

The directors of the Company shall ensure efficiency in the execution of duties by the directors, etc., of the Company by establishing a business management system consisting of the following items.

- In addition to the Board of Directors, the Group Management Committee shall be organized to deliberate on important matters affecting the entire Company to make decisions carefully after multifaceted consideration.
- The Company shall appoint executive officers to be in charge of business execution and shall dispatch directors to each Company in the MEDIROM Group as necessary to supervise appropriate business execution and decision-making.
- The Company shall execute its duties appropriately and efficiently following the duties and authority and decision-making rules based on the Company's Rules on Duties and Authority.
- Each subsidiary of the Company shall formulate quantitative and qualitative targets as its annual plan and manage its performance through quarterly monitoring, etc.

⑤ System for reporting on the execution of duties by the directors of the Company and other strategies for ensuring the appropriateness of business operations (reporting on the performance of duties and other Group internal control systems).

The Company's Directors shall establish rules and standards applicable to each subsidiary of the Company, including the following items, and shall manage the business under these rules and standards and request various reports based on these rules and standards.

- Matters related to governance and monitoring of each subsidiary of the Company
- Matters related to the guidance and management of the development of internal control systems at each subsidiary of the Company
- Matters related to the Company's information communication system*
- Matters concerning the internal audit of the Company by the Company's Corporate Audit Department

  * Matters including the system for sharing information within the Company and the internal whistle-blowing system

⑥ Matters related to employees who the Company's Corporate Auditors request to assist them in their duties* (*hereinafter collectively referred to as "corporate auditor-related systems")

The directors of the Company shall appoint employees to assist in the Company's Corporate Auditors' duties. These employees shall assist in the Corporate Auditors' responsibilities and shall be subject to the direction and orders of the Corporate Auditors.

⑦ Matters of the independence of employees mentioned in the preceding item from the Company's directors and issues concerning ensuring the effectiveness of instructions to such employees by the Corporate Auditors of the Company.

To ensure the independence of employees mentioned in the preceding item, decisions on matters related to personnel affairs, such as the appointment, transfer, and evaluation of such employees, shall require the consent of the Company's Corporate Auditors. Besides, such employees shall not concurrently hold positions related to the execution of business and shall be subject only to the direction and orders of the Company's Corporate Auditors.

⑧ System for Directors, Corporate Auditors and Employees of the Company to Report to the Company's Corporate Auditors.

The Company's directors shall report to the Company's Corporate Auditors on matters designated in advance by the Company's Corporate Auditors under the auditing standards for Corporate Auditors of the Company, etc. The main issues shall be as follows.

- Matters that are likely to cause significant damage to any company in the MEDIROM Group.
- Statutory matters that require the consent of the Company's Corporate Auditors

● Status of development and operation of the internal control system of the Company

The Company's Corporate Auditors may request reports from the directors, Corporate Auditors, and employees of each subsidiary of the Company at any time as necessary, not limited to the above matters, and those requested to report shall promptly make appropriate reports. The Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received information from such directors, Corporate Auditors, and employees) may request reports from the Directors, Corporate Auditors, and employees of each subsidiary of the Company. Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received reports from such directors, Corporate Auditors, and employees) shall report directly to the Company's Corporate Auditors when matters arise that they deem appropriate to report to the Company's Corporate Auditors to ensure the Company's business is operating appropriately.

The Corporate Auditors of the Company shall receive reports on the operation of the internal reporting system once a quarter. The Company's Corporate Auditors shall receive notifications on the operation of the whistle-blowing system once a quarter. If they deem it necessary, the Corporate Auditors may have relevant personnel immediately report on the system's operation.

⑨ System to ensure that a person who has made a report as described in the preceding item is not treated disadvantageously for the reason that he or she has made a report to the Company's Corporate Auditors.

The Directors of the Company shall establish the standard rules of the Company stipulating that those who have made the report described in the preceding item shall not be treated disadvantageously because of such information and shall operate the rules appropriately after making them known to each subsidiary of the Company.

⑩ Policy on procedures for prepayment or redemption of expenses incurred in the execution of duties by the Company's Corporate Auditors

If the Company's Corporate Auditors request advance payment or redemption procedures of expenses incurred in the performance of their duties, the Company's Directors shall promptly pay such fees, except in cases where such payment is deemed unnecessary for the performance of the Corporate Auditors' duties, under the internal rules established through consultation with the Company's Corporate Auditors.

⑪ Other systems to ensure that the audits by the Company's Corporate Auditors are conducted effectively

The Company's Corporate Auditors shall hold meetings to exchange opinions with the representative directors and outside directors of the Company regularly. Besides, the Directors of the Company shall establish a system to ensure that the audits by the Company's Corporate Auditors are conducted effectively, such as by ensuring that the Company's Corporate Auditors have the opportunity to attend meetings of each subsidiary of the Company at the request of the Company's Corporate Auditors.

(2) Overview of the operation of the system to ensure the appropriateness of operations.

In 2020, our common shares represented by ADSs became listed on the Nasdaq Stock Market in the United States, and as a large company under the Companies Act, we have worked to establish a so-called "system of internal control over financial reporting" to ensure appropriate business operations. Specifically, we worked to document business processes and improve deficiencies in internal controls to comply with the Sarbanes-Oxley Act of the United States, prepare for the replacement and introduction of business systems, and reinforce accounting personnel. At the same time, we promoted the acceleration of the account closing process and the strengthening of the review process by allocating operations more efficiently.

In addition, the Board of Directors met 15 times, these being the main meetings to monitor and supervise the appropriate operation of the business described in (1) above. In addition to ensuring the legality of the execution of duties by directors, Mr. Ogawa and Mr. Nojima, outside directors who have no conflicts of interest with the Company, attended all meetings and 14 meetings of the Board of Directors, respectively. The Board of Corporate Auditors met 12 times.

The members of the Board of Corporate Auditors conduct audits based on the audit plans established by the Board of Corporate Auditors, and exchange opinions with our representative directors, other directors, the Internal Audit Office, and the accounting auditor.

In order to confirm the appropriateness of the operational status of our business, we established the Internal Audit Office and appointed dedicated personnel.

(3) Basic Policy on Control of Kabushiki Kaisha

As a Japanese company with ADSs listed on overseas markets, we respect the free trading of our ADSs in the market, and according to our amended and restated articles of incorporation and under the Companies Act, the final decision on whether to accept a proposal for a purchase of the Company's shares that would result in a change of control should be left to the shareholders.

The Company has issued one (1) Class A share with Kouji Eguchi, the founder, and representative director, as the holder. The Class A share is so-called "golden share" with the same rights as common shares in terms of dividends and receipt of residual assets and has the right to consent to critical corporate decisions such as reorganization and disposal of substantial assets and issuance of new shares.

The Company's Board of Directors, including outside directors, shall determine whether a party conducting a tender offer for a significant purchase of the Company's shares is a party that contributes to the enhancement of the Company's corporate value and, in turn, the common interests of its shareholders. The Board of Directors, including the outside directors, will take appropriate measures to consider the laws of Japan and the United States, where the Company's ADSs are listed.

Under the Japanese Companies Act and our Articles of Incorporation, our shareholders are entitled to have information and time to consider whether or not to accept a tender offer for a change of control and protect the Company's corporate value and the shareholders' common interests. The Company believes that it is essential to ensure that shareholders have such information and time.

(4) Company policy in regard to the decisions related to distribution of dividends etc.

The Company considers the distribution of earnings to our shareholders as an essential management policy. Our basic approach is to strive to continuously provide stable returns to our shareholders while securing the necessary internal reserves to respond to future growth and changes in the business environment. However, currently we plan to actively invest in our business to achieve further growth in the future, and we do not expect to pay any dividends on our common shares for the foreseeable future.

7.   Matters concerning important events, etc.

No such event occurred.

* Fractions less than the indicated figures are rounded down to the nearest whole number in this business report.

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The unaudited statutory non-consolidated financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached unaudited statutory non-consolidated financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting. See "Important Notice Regarding Japanese GAAP Financial Information" above.

Balance Sheet

（Prepared in accordance with JGAAP as of December 31, 2024）

（Unit: thousand yen）

Accounts	Balance	Accounts	Balance
(Assets)		(Liabilities)	
Total current assets	5,931,150	Total current liabilities	4,468,062
Cash and cash equivalents	183,032	Contract liability (current)	40,009
Accounts receivable-trade	1,330,392	Short-term borrowings	439,247
Accounts receivable-other	2,430,828	Current portion of long-term borrowings	91,900
Short-term loan receivable	1,635,104	Accounts payable-other	3,326,482
Advances paid	435,303	Accrued income taxes	26,709
Other current assets	28,164	Short-term Convertible bond	500,000
Allowance for doubtful accounts	△111,673	Deposits received	36,499
		Other current liabilities	7,216
Total non-current assets	658,499		
Total tangible assets	77,673	Total non-current liabilities	844,438
Property and equipment	91,872	Long-term borrowings	360,140
Vehicles	9,262	Convertible bond	300,000
Tools, furniture, and fixtures	29,126	Long-term accounts payable-other	6,327
Work in progress	27,960	Asset retirement obligation	37,763
Accumulated depreciation	△84,548	Special account arising from reorganization	140,208
Total intangible assets	22,881		
Software, net	22,583	Total liabilities	5,312,500
Other intangible assets, net	298		
		(Shareholders' Equity)	
Total investment and other assets	591,945	Shareholders' equity	1,274,071
Investments	87,418	Share capital	365,019
Shares of subsidiaries	148,202	Capital surplus	374,355
Long-term accounts receivable-other	196,094	Legal capital surplus	365,019
Lease and guarantee deposits	166,828	Other capital surplus	9,336
Deferred tax assets	74,031	Total retained earnings	537,697
Other assets	1,128	Other retained earnings	537,697
Allowance for doubtful accounts	△111,756	Treasury shares	△3,000
		Share acquisition rights	3,078
		Total shareholders' equity	1,277,149
Total assets	6,589,649	Total liabilities and shareholders' equity	6,589,649

Income Statement

(Prepared in accordance with JGAAP for the fiscal year ended December 31, 2024)

(Unit: thousand yen)

Accounts	Amount	
Revenues		778,035
Cost of revenue		—
Gross profit		778,035
Selling, general and administrative expenses		661,472
Operating income		116,563
Non-operating income		
Interest income	32,795	
Foreign exchange gains	3,826	
Other non-operating income	3,883	40,504
Non-operating expenses		
Interest expenses	40,706	
Other non-operating expenses	751	41,457
Ordinary income		115,610
Extraordinary income		
Gain from sales of investment	464	464
Extraordinary losses		
Loss from disposal of long-lived assets	4,667	4,667
Income before taxes		111,407
Income taxes		18,781
Net income		92,626

Statement of Changes in Shareholders' Equity

（Prepared in accordance with JGAAP for the fiscal year ended December 31, 2024）

（Unit: thousand yen）

	Shareholders' equity			
	Share capital	Capital Surplus		
		Legal capital surplus	Other capital surplus	Total capital surplus
Beginning balance	20,000	20,000	9,336	29,336
Changes during the year				
Issuance of new shares	345,019	345,019		345,019
Net income	—	—	—	—
Changes during the year without shareholders' equity items	—	—	—	—
Total changes during the year	345,019	345,019	—	345,019
Ending balance	365,019	365,019	9,336	374,355

（Unit: thousand yen）

	Shareholders' equity				Share acquisition rights	Total shareholders' equity
	Retained earnings		Treasury shares	Total shareholders' capital		
	Other retained earnings	Total retained earnings				
Beginning Balance	445,071	445,071	△3,000	491,407	6,509	497,916
Changes during the year						
Issuance of new shares	—	—	—	690,038	—	690,038
Net income	92,626	92,626	—	92,626	—	92,626
Changes during the year without shareholders' equity items	—	—	—	—	△3,430	△3,430
Total changes during the year	92,626	92,626	—	782,663	△3,430	779,232
Ending balance	537,697	537,697	△3,000	1,274,071	3,078	1,277,149

3

Notes to the specific items

The financial results and financial statements included herein are prepared solely in accordance with Japanese Generally Accepted Accounting Principles ("GAAP"), and have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board ("PCAOB"). As such, financial results for the year ended December 31, 2024 prepared in accordance with U.S. GAAP remain subject to the completion of management's reviews and reconciliations and/or adjustments under U.S. GAAP, the Company's other financial closing procedures, and the audit by the independent auditor in accordance with the standards of the PCAOB, and may differ from the financial results under Japanese GAAP contained herein. For the financial results and audited consolidated financial statements prepared in accordance with U.S. GAAP, please see the Annual Report on Form 20-F, which will be filed by the Company with the U.S. Securities and Exchange Commission and available at www.sec.gov. *at a later date.*

（Significant accounting policies）

1. Standards and methodologies of evaluation of assets
    (1) Available for sale securities
        Securities without market price are stated at the moving average cost.

2. Depreciation and amortization methodologies of non-current assets
    (1) Tangible non-current assets
        The depreciation methods and applicable usage periods are as follows:
        Property and equipment: Straight-line method, 7-15 years
        Vehicles: Declining balance method, 6 years
        Tools, furniture and fixtures: Declining balance method, 3-10 years

    (2) Intangible assets
        Straight-line method is adopted. Software for company use is amortized over the useful life (5 years depending on each software).

3. Basis to recognize allowances
    (1) Allowance for doubtful accounts
        The Company estimates uncollectible amounts of its receivables by multiplying historical bad debt ratio of receivables with accounts receivable amount for those without specific sign of default, and by individually estimating collectability of each specific receivable such as those with sign of default.

4. Revenue and cost recognition

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

Step 1: identification of the contract with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company's primary revenue sources consist of the consulting fees determined based on the number of sales of salon transactions that are closed by its subsidiaries and the royalty income related to its trademarks.

The Company is entitled to a performance bonus when a sale of salon transaction is closed as the Company provides consulting services to find buyers and close transactions, and the Company recognizes the revenue upon a salon sale transaction is closed as a performance obligation is considered to be satisfied.

The Company calculates the amount of royalty income based on the number of salons and the certain fees per salon, and the Company allows the subsidiaries to use the Company's trademarks over the contract period and performance obligation is deemed to be satisfied as the time passes. As such, the Company recognizes royalty income over the contract period.

The considerations for the above revenue transactions do not include significant financial elements.

(Notes related to accounting estimates)

(Evaluation of investments, loans receivable, and accounts receivable from our subsidiaries)

1. The amounts on the financial statements as of end of this fiscal year

Common shares of subsidiaries	JPY148,202 thousand
Short-term loans receivable from subsidiaries	JPY1,635,104 thousand
Accounts receivable-trade from subsidiaries	JPY1,312,177 thousand
Accounts receivable-other from subsidiaries	JPY2,411,657 thousand
Advances paid from subsidiaries	JPY453,303 thousand
Allowance for doubtful accounts related to receivables from subsidiaries	JPY105,820 thousand
Write-off of values of common shares of subsidiaries	JPY563,351 thousand

2. Information related to accounting estimates over the identified items

　　The judgments on necessity/unnecessity to impair the investments on common shares of subsidiaries without market prices is done by comparing the purchase price and practical price, and if the practical price has dramatically decreased, the Company impairs the investment amounts except the case that collectability of the invested amounts is sufficiently supported by enough evidences. The Company uses future plans and so on for the judgment of such collectability.

　　The receivables from our subsidiaries are evaluated by each entity for the estimated uncollectible amounts, and such estimated uncollectible amounts are recognized as allowance for doubtful accounts. Such uncollectible amounts are estimated based on the financial position of each subsidiary considering general ability to pay by each subsidiary.

　　If the financial positions or operating performance of the subsidiaries are worsened in the following fiscal year, there is a risk that the Company needs to recognize losses from impairment of the investments on subsidiaries and/or allowance for doubtful accounts, which could impact our financial positions and/or operating performance.

（Notes regarding the Balance Sheet）

1. Assets provided as collaterals and liabilities collateralized by them

　　(1) Assets provided as collaterals
　　　　Time deposits: JPY5,656 thousand

　　(2) Liabilities collateralized by the assets.
　　　　Long-term borrowings due within 1 year:　　JPY23,514 thousand
　　　　Long-term borrowings:　　　　　　　　　　JPY179,280 thousand
　　　　　　　　　　　　　　　　Total　　JPY202,794 thousand

2. Guaranteed liabilities

　　(1) The Company guarantees the lease payments on the following subsidiaries' salon facility:
　　　　Wing Inc. and SAWAN Co., Ltd. :　　74 salons, JPY621,393 thousand

　　(2) The Company provides a guarantee on the bank loan borrowed by a subsidiary:
　　　　MEDIROM MOTHER Labs Inc.:　　JPY200,000 thousand

3. Receivables from and payables to subsidiaries
　　Short-term receivables:　JPY5,804,268 thousand
　　Short-term payables:　　JPY3,120,737 thousand

(Notes regarding the Income Statement)
1. Transactions with subsidiaries
    (1) Operating transactions:
        Revenues: JPY742,284 thousand
        Expenditures: JPY4,200 thousand

    (2) Non-operating transactions:
        Income: JPY32,791 thousand
        Expenditures: JPY2,712 thousand

(Notes regarding the Statement of Shareholders' Equity)

① Number of shares issued as of fiscal year end:
    Common shares: 7,994,450
    Class A share: 1

② Number of treasury shares as of fiscal year end:
    Common shares: 92,500

③ Notice regarding dividends of retained earnings
    (1) Dividends paid:
        No dividend was paid during this fiscal year.

    (2) Dividend to be paid after the ending date of this fiscal year:
        No dividend is scheduled to be paid.

④ Notice regarding share acquisition rights:
    Number of shares subject to the share acquisition rights:

The 5th Series of Stock Options: Common shares	72,000
The 7th Series of Stock Options: Common shares	71,000
The 8th Series of Stock Options: Common shares	150,000
The 10th Series of Stock Options: Common shares	143,000
Total	436,000

7

(Note regarding financial instruments)

(1)　Items regarding transactions related to the financial instruments

　　① The Company policy on financial instruments

　　　　The Company plans its necessary financing at its Board of Directors based on the investment plan and operating cash flow prospect, and finances its working capital by means of bank loans after approval by the Board.

　　② Details of the financial instruments and related risks

　　　Accounts receivable-trade and accounts receivable-other are operating claims and are subject to credit risk of our customers.

　　　Investments in securities are stocks of private companies with whom we have transaction relationship and subject to credit risk and market risk of the issuers.

　　　Loans receivable are subject to credit risk of the borrowers.

　　　Lease and guarantee deposits are deposited for the purpose of entering into lease agreements of our offices and salons and are subject to credit risk of the landlords.

　　　Accounts payable-other and long-term accounts payable-other are subject to liquidity risk that the Company is not able to make the payments on the due dates.

　　　Borrowings are for working capital purpose and are subject to liquidity risk.

　　③ Risk management system over financial instruments

　　　　i.　　Credit risk (risks related to breach of contracts, etc.) management

　　　　　The relevant divisions of the Company periodically monitor the primary customers and/or vendors over operating claims and loans receivable, manage due dates and balances, and try to collect information in the early timing about the risk of collectability due to worsened financial positions of them or mitigate risk of bad debt.

　　　　ii.　　Market risk management

　　　　　The Company collects information about the issuers' (transaction parties') financial positions, etc. in regard to investments on securities.

　　　　iii.　　Liquidity risk (risk not to be able to pay on due) management

　　　　　The Company recognizes the due dates on monthly basis based on reports submitted from each division, makes/updates payment plans, and prepares liquidity on hand. By doing such, the Company manages the liquidity risk.

　　④ Supplemental explanation about the fair value of financial instruments

　　　The fair values of financial instruments include reasonably estimated amounts in case there is no market value. Such a value calculation reflects volatile factors, and so subject to change of the value due to adopting different assumptions.

(2) Fair value of financial instruments

The disclosed amounts on the Balance Sheet, fair values, the differences as of December 31, 2024 are as presented in the following table. The table excludes financial instruments, the fair value of which is deemed impossible to determine. (Please see Note 2 below.) Furthermore, cash is omitted from the table and bank balances, accounts receivable-trade, accounts receivable-other, accounts payable-other, short-term loans receivable, accounts payable-trade, accounts payable-other, and short-term loans payable are omitted from the table since they can be settled within a short period and so their fair values approximate their book values.

(Unit: thousand yen)

Account	Ending balance	Fair value	Difference
(1) Long-term accounts receivable-other (※1 and ※2)	98,737	98,737	－
(2) Long-term borrowings (※3)	422,040	394,572	△27,467
(3) Convertible bonds (※5)	800,000	818,116	18,116
(4) Long-term accounts payable-other (※4)	8,277	7,992	△285

※1　Net of allowance for doubtful accounts.

※2　Long-term accounts receivable-other due within 1 year are included.

※3　Long-term borrowings due within 1 year are included.

※4　Long-term accounts payable-other due within 1 year are included.

※5　Convertible bond due within 1 year is included.

（Note 1）．Items related to calculation methodologies of financial instruments and securities or derivative transactions

(1) Long-term accounts receivable-other

Since the estimated uncollectible amounts are calculated based on the expected collectible amounts, etc., the fair values of them are approximate with the amount disclosed on the Balance Sheet less the latest estimated bad debt as of fiscal year end. Hence, the Company regards the amount as the fair value of this account.

(2) Long-term borrowings, (3) Convertible bonds, (4) Long-term accounts payable-other

The fair value of the Long-term borrowings, Convertible bonds, and Long-term accounts payable-other are calculated under the method that the sum of principals and interest payable is discounted by the interest rates assumed to be applicable provided the Company newly entered into the loan agreements with the same terms and conditions.

（Note 2）. Financial instruments the fair values of which are deemed impossible to determine since there is no market to trade it

(Unit: thousand yen)

Account	Ending balance
Shares of private companies	87,418
Shares of subsidiaries and affiliates	148,202

（Note regarding the asset retirement obligations）

1. The details of the asset retirement obligations

    The restoration costs over headquarter office and ReRaKu College.

2. The methodology to calculate the asset retirement obligations

    The restoration costs of headquarter office, Re.Ra.Ku College are recognized based on the estimated removal costs provided by the construction contractor.

3. The increase or decrease of the total asset retirement obligations in this fiscal year is as follows:

    Beginning balance: JPY39,427 thousand

    Adjustments due to passing of time: JPY89 thousand

    Newly recognized during the year JPY4,945 thousand

    Fulfilment of asset retirement obligation △JPY6,699 thousand

    Ending balance: JPY37,762 thousand

（Note regarding deferred tax accounting）

Schedule of deferred tax assets by primary cause:

  Deferred tax assets:

Loss carried forward	JPY263,577 thousand
Shares of subsidiaries and affiliates	JPY187,239 thousand
Allowance for doubtful accounts	JPY68,414 thousand
Accounts receivable	JPY13,485 thousand
Asset retirement obligations	JPY11,562 thousand
Deposits receivable	JPY10,717 thousand
Others	JPY14,355 thousand
Sub-total Deferred tax assets	JPY569,351 thousand
Valuation allowance	△JPY493,314 thousand
Total Deferred tax assets	JPY76,037thousand

  Deferred tax liabilities:

Asset retirement costs	△JPY1,315 thousand
Others	△JPY689 thousand
Sub-total Deferred tax assets	△JPY2,005 thousand
Net deferred tax assets	JPY74,031thousand

（Note regarding transactions with related parties）

1. With subsidiaries and affiliates:

（Unit：thousand yen）

Entity type	Entity name	Ownership	Transaction(s)	Transaction amount	Account	Ending balance
Subsidiary	Medirom Human Resources Inc.	Direct 100%	Business and clerical administration services fees	9,487	Advances paid	26,437
			Receipt of interest income	31,790	Short-term loan receivable	1,585,175
Subsidiary	Wing Inc.	Direct 100%	Guarantee of liabilities	559,118		--
			Guarantor of the Company's debts	331,010		--
			Receipt of salon sale success fees	550,344	Accounts receivable-trade	783,116
			Receipt of royalties	161,580		
			Salon operation expenses	265,309	Accounts receivable-other	774,387
			Payment of other expenses	24,866	Advances paid	24,866
Subsidiary	JOYHANDS WELLNESS Inc.	Direct 100%	Receipt of royalties	20,580	Account receivable-trade	22,638
			Payment for other expenses	6,512	Advances paid	6,512
Subsidiary	SAWAN Co. Ltd.	Direct 100%	Guarantee of liabilities	62,274		--
			Receipt of royalties	9,780	Accounts receivable-trade	365,838
			Receipt of interest income	1,001	Advances paid	1,961
			Payment of other expenses	144	Short-term loans receivable	49,928
Subsidiary	ZACC Kabushiki Kaisha	Direct 100%	Borrowing of loans	63,500	Short-term loans payable	147,580
			Repayments of loans	35,920		
			Payment of interest expenses	2,713	Accounts payable	2,713
Subsidiary	Medirom Shared Services Inc.	Direct 100%	Business and clerical administration services fees	4,200	Accounts payable	28,481
			Payment of other expenses	36,578		
			Guarantor of the Company's debts	126,960	Advances paid	290,569
Subsidiary	MEDIROM MOTHER Labs	Direct	Payment of business operation	21,491	Advances paid	29,581
					Accounts payable	147,580
		93.7%	Guarantee of liabilities	200,000		
			Guarantor of the Company's debts	329,754		
Subsidiary	MEDIROM Rehab Solutions	Direct 100%	Payment of business operation	65,225	Advances paid	65,225

(Note1). The guarantees by the Company to Wing Inc. and SAWAN Co. Ltd. were for the lease payments for the salons.

(Note2). The loan amount of JPY331,010 thousand borne by the Company is guaranteed by Wing Inc. without any guarantee fees.

(Note3) The loan amount of JPY126,960 thousand borne by the Company is guaranteed by Medirom Shared Services Inc. without any guarantee fees.

(Note4) The loan amount of JPY329,754 thousand borne by the Company is guaranteed by MEDIROM MOTHER Labs Inc. without any guarantee fees.

(Note5) The Company provides the parental guarantee on the bank loan borne by the MEDIROM MOTHER Labs Inc. without any guarantee fees.

(Note6). The inter-company loans were lent at the interest rates reasonably decided by referencing the market rates.

(Note7). The terms and conditions over the outsourcing of salon operation support and back-office services were decided considering market fee prices, etc.

(Note8). The Company recognizes the allowance for doubtful accounts of JPY105,819 thousand to subsidiaries and affiliates in total.

2. With Directors and primary individual shareholders:

（Unit: thousand yen）

Type	Name	Voting rights	Relationship	Transaction	Amount	Accounts	Ending balance
Director	Kouji Eguchi	Direct 23.85%	Representative director	Payment guarantees for the Company's debt and lease obligations	204,050	-	-

(Note) Guarantees were provided by Mr. Eguchi for the Company's bank loans and rent expenses of our salons. No guarantee fees are paid.

（Per-share information）
1. Net income per common share   JPY   18.11
2. Net assets per common share   JPY 161.24

(Material subsequent events)
The Company has a resolution to enter into a line of credit agreement with Resona bank for its subsidiary, MEDIROM Mother Labs Inc.'s working capital.

Lender: Resona Bank
Amount of line of credit: JPY350,000 thousand
Interest percentage: 1.625%
Date of agreement: March 7, 2025
Maturity date: June 30, 2025
Collateral: N/A
Guarantee: Applicable

Report of the Board of Corporate Auditors

To: The Board of Directors of MEDIROM Healthcare Technologies Inc.

Based on the reports prepared by each corporate auditor regarding the execution of duties by the directors for the 25th fiscal year (from January 1, 2024 to December 31, 2024), the Board of Corporate Auditors has deliberated and prepared this report, which is hereby presented below:

1. Auditing Methods of Corporate Auditors and the Board of Corporate Auditors, and the Scope and Content of Audits

  (1) We established the audit policy and allocation of duties, received reports from each corporate auditor on the status and results of their audits, received reports from each director on how they performed their duties, and requested explanations as necessary.

  (2) In accordance with the audit standards established by us and in line with the prescribed audit policy and duty allocations, each corporate auditor worked to collect information, communicate with directors, the internal audit department, and other employees, and thereby collect necessary information and establish an environment conductive to audits. We then conducted audits using the following methods.

  ① We attended meetings of the Board of Directors and other important sessions, received reports from directors and employees on the execution of their duties, requested explanations as necessary, reviewed various important documents, and investigated the business operations and asset status at the head office and key business locations. In regard to subsidiaries, we exchanged information with their directors and corporate auditors, and received business reports as needed.

  ② In connection with what the board of directors resolved concerning the development of systems prescribed in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act as the system to ensure that the execution of duties by directors complies with laws, regulations, and the Articles of Incorporation, as well as to secure the appropriateness of operations within the corporate group comprising the Company and its subsidiaries, and the status of the system developed in accordance with such resolution (or, internal control system), we periodically received reports from directors and employees on the status of its establishment and operations, requested explanations as needed, and expressed opinions.

  ③ We examined the basic policy and initiatives concerning control of the Company, as described in the Business Report, taking into account the discussions at the board of directors and other relevant meetings.

  Based on the above methods, we reviewed the Business Report and its accompanying schedules for the fiscal year under review, as well as the Unaudited Non-Consolidated Financial Statements (Balance Sheet, Profit and Loss Statement, Statement of Changes in Shareholders' Equity, and Individual Explanatory Notes) and their accompanying schedules.

2. Results of the Audit

(1) Audit Results of the Business Report, etc.

① We recognize that the Business Report and its accompanying schedules have been prepared in accordance with laws, regulations, and the Articles of Incorporation, and correctly reflect the Company's status.

② We have found no improper acts or material facts in violation of laws, regulations, or the Articles of Incorporation with respect to the execution of duties by the directors.

③ We consider the content of the board of directors' resolutions regarding the internal control system and its operational status to be appropriate. Furthermore, we recognize that continuous improvements are being made to the development and operation of the internal control system.

④ With respect to the basic policy on the governance of those who control decisions regarding the Company's financial and business policies, as stated in the Business Report, we identified no issues requiring comment. We further recognize that the initiatives taken for that purpose are in line with the basic policy, do not impair the common interests of the Company's shareholders, and are not intended for the purpose of preserving the positions of the Company's officers.

(2) Audit Results of the Unaudited Non-Consolidated Financial Statements and Their Accompanying Schedules

We recognize that the Unaudited Non-Consolidated Financial Statements and their accompanying schedules fairly present the Company's assets, financial position, and results of operations in all material respects.

April 9, 2025

MEDIROM Healthcare Technologies Inc.
The Board of Corporate Auditors
2-3-1 Daiba, Minato-ku, Tokyo

Full-time Corporate Auditor: Toshiaki Komatsu

Outside Auditor: O s a m u   S a t o

Outside Auditor: T s u k a s a   K a r y u